MANAGEMENT’S DISCUSSION AND ANALYSIS NINE MONTHS ENDED MARCH 31, 2008

T A B L E    O F    C O N T E N T S

MANAGEMENT’S DISCUSSION AND ANALYSIS NINE MONTHS ENDED MARCH 31, 2008

1.1 Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Farallon Resources Ltd. ("Farallon", or the "Company") for the three and nine months ended March 31, 2008 and the audited consolidated financial statements for the year ended June 30, 2007, which are publicly filed on SEDAR at www.sedar.com. All dollar amounts herein are expressed in United States Dollars unless stated otherwise.

This MD&A is prepared as of May 13, 2008.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2 Overview

1.2.1 Summary

Farallon is a mineral exploration company with its head office in Vancouver, British Columbia, Canada, that is focused on the exploration and development of the G-9 polymetallic (zinc, copper, lead, gold and silver) deposit, (“G-9” or “G-9 deposit”), one of five known deposits on the Company’s Campo Morado property in Guerrero State, Mexico.

G-9 was discovered in mid-2005. Preliminary resources were outlined based on drilling in 2005 and 2006. In 2007 and 2008, programs were directed toward expanding and upgrading the mineral resources in parallel with mine planning and design, equipment acquisition and site preparation activities, with an overall objective of advancing the project to production in July 2008.

G-9 is comprised of several mineralized zones. Drilling programs to December 31, 2007, resulted in significant portions of the Southeast and North Zones being upgraded to measured and/or indicated categories, the significant new Abajo Zone being discovered and a portion of Abajo being classified as indicated. Fifty-six percent of the mineral resources in the deposit are now classified as measured and indicated compared to 100% of the deposit being in the inferred category at November 2006, and 98% of the tonnage has been retained. A 35,000-metre exploration drilling program is underway.

In May 2008, the Company and its wholly owned subsidiaries entered into an arrangement with a subsidiary company of Silver Wheaton Corp. (“Silver Wheaton”) to receive $80 million in staged payments, including $15 million immediately, by selling up to 75% of the silver produced from the Campo Morado Project.

MANAGEMENT’S DISCUSSION AND ANALYSIS NINE MONTHS ENDED MARCH 31, 2008

1.2.2 Financings

On January 15, 2008, Farallon completed a “bought deal” short form prospectus offering of 28,572,000 common shares (“Shares”) at a price of Cdn$0.70 per Share (the “Offering Price”). An over-allotment option of 2,080,000 Shares at the Offering Price was exercised at the closing, resulting in gross proceeds of Cdn$21.46 million.

Farallon also completed a private placement financing, which included a 15% over-allotment option that was exercised in full. The Company issued 8,214,286 common shares at a price of Cdn$0.70 per share for gross proceeds of Cdn$5.75 million. These shares are subject to a four month hold period from the closing date.

The aggregate gross proceeds from the financings were Cdn$27.21 million.

Bridge Financing and Refinance and Development Facility

Under arrangements announced in 2007, NM Rothschild & Sons Limited (“Rothschild”) of London was mandated as the Lead Arranger for a $20 million Bridge Facility and a $70 million Refinance and Development Facility. The Bridge Facility will be used to finance a portion of the cost to acquire mining and processing equipment. The Refinance and Development Facility will be used to repay the Bridge Facility, and to finance the remaining construction activities for the mine and processing facilities of the Project.

In April 2008, Societe Generale joined Rothschild and Paradigm Capital Inc. in the Bridge Facility, increasing funds available under the Bridge Facility up to $30 million, subject to execution of definitive documentation in the ordinary course. The transaction with Societe Generale involves conventional financing terms and conditions and a 250,000 warrant equity component, which is subject to TSX approval.

The first drawdown of the Bridge Facility, totalling $5 million, was made during the quarter and further drawdowns are anticipated over the coming weeks and months. Work continues on the arrangement of the Refinance and Development Facility.

Agreement with Silver Wheaton

In May 2008, the Company and its wholly owned subsidiaries have entered into an arrangement with a subsidiary company of Silver Wheaton Corp. (“Silver Wheaton”) to sell up to 75% of the silver produced from the Campo Morado Project. Silver Wheaton will pay $80 million in cash to Farallon in the following stages: a $15 million payment upon signing, a $15 million payment upon the completion of certain formalities in Mexico (expected to take one week) and a $50 million payment in a series of prearranged installments over the next few months. Upon delivery of the silver, Silver Wheaton will also pay Farallon a fixed price payment per ounce of silver produced equal to the lesser of $3.90 and the spot price at the time of sale (subject to a 1% annual adjustment starting in the third year of silver production).

The payments will be used to pay off the Company’s Bridge Facility, and to provide funds for the completion of construction as well as start-up working capital for the Company’s G-9 project.

MANAGEMENT’S DISCUSSION AND ANALYSIS NINE MONTHS ENDED MARCH 31, 2008

The Company's financing plan, as outlined in Farallon's March 21, 2007 news release, which mandated NM Rothschild and Sons Limited to arrange a US$70 million facility, is unchanged.

Loan Agreement

In May 2008, reached an agreement with two arm’s length investors (the “Lenders”) for a $3.8 million Loan (the “Loan”).

The Loan is backed by 6,304,600 warrants of Farallon with an expiry date of November 17, 2008 (the “Expiry Date”). The Loan is repayable from the proceeds of the warrants when exercised on or before the Expiry Date. On the Expiry Date, if the Loan has not been repaid, the Lenders have the option to be paid in cash or receive common shares of the Company (the “Conversion Right”). In the event that the Conversion Right is exercised, the Lenders will receive that number of common shares obtained by dividing the outstanding principal amount of the Loan by the market price (as defined under the rules of the Toronto Stock Exchange (the “TSX”)), less the maximum permissible discount under the rules of the TSX at May 12, 2008 – the date of execution and delivery of the Loan. The Loan is subject to TSX approval. The shares are subject to applicable resale restrictions.

The proceeds will be used to fund continued exploration on the Campo Morado property in Guerrero, Mexico and for working capital.

1.2.3 Property Activities

Resource Estimates

This section uses the terms “measured resources”, ‘indicated resources’ and ‘inferred resources’. Farallon Resources Ltd. advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, ‘inferred resources’ have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under 43-101. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or permits obtained.

The outlined dimensions of the G-9 deposit at March 2008 are approximately 1,000 metres by 650 metres. The maximum thickness of the deposit is 45 metres, and it averages 10 to 20 metres in thickness. The deposit currently consists of four massive sulphide bodies (Southeast, Southwest, North and Abajo). Stringer mineralization in the footwall of these bodies has been modeled as a series of replacement zones.

The table below shows the currently estimated total Mineral Resources for the G-9 deposit, summarized by category and given at three different cut-offs. These are the compiled mineral resources in the North Zone and North Area Replacement Zone (estimate date March 2008), and the Southeast, Abajo and Southeast Area Replacement Zones (estimate date January 2008) and the Southwest Zone (estimate date November 2006).

MANAGEMENT’S DISCUSSION AND ANALYSIS NINE MONTHS ENDED MARCH 31, 2008

G-9 DEPOSIT TOTAL MINERAL RESOURCES AT MARCH 2008

Category	Cut-off (% Zn)	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)
Measured	2.0 5.0 8.0	593,000 491,000 351,000	3.42 3.44 3.28	257.5 257.9 243.1	1.50 1.56 1.69	1.49 1.52 1.55	10.7 12.2 14.5
Indicated	2.0 5.0 8.0	2,181,000 1,689,000 1,001,000	3.06 2.88 2.68	195.9 195.0 196.2	1.30 1.45 1.64	1.22 1.26 1.30	9.0 10.6 13.4
Measured + Indicated	2.0 5.0 8.0	2,773,000 2,180,000 1,352,000	3.14 3.00 2.84	209.1 209.1 208.4	1.34 1.48 1.66	1.28 1.32 1.37	9.4 11.0 13.7
Inferred	2.0 5.0 8.0	3,206,000 1,601,000 780,000	2.44 2.72 2.73	151.5 178.0 199.7	0.97 1.11 1.33	1.02 1.24 1.32	6.1 9.0 11.8

Notes to Table: Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A 5% Zn cutoff was used for December 2007 preliminary assessment; detailed engineering studies will determine the best cutoff.

The resource estimates were completed by qualified person David Gaunt, P.Geo., of Hunter Dickinson Inc., who is not independent of the Company. The mineral resource classifications for the 2008 estimates were assessed by independent qualified person Qingping Deng, CPG, of Behre Dolbear & Company (USA), Inc.

Drilling Program (January – June 2008)

Additional drilling is currently underway. The planned program consists of 35,000 metres of surface drilling utilizing three drill rigs. There are two main objectives: the first is to discover another G-9 style deposit and the second is to increase and extend the mineral resources around G-9.

To meet the first objective, one drill will focus in a northeasterly direction, stepping out from the G-9 deposit, targeting the stratigraphic horizon that hosts the recently discovered Abajo Zone. The Abajo Zone horizon is approximately 200 metres below the mineralized horizon that hosts the Reforma, El Rey, Naranjo, and El Largo deposits. This “Abajo” horizon, located on the other side of the San Raphael fault from the main G-9 deposit, has already shown significant mineralization potential. A number of intersections were made at Abajo in 2007 leading to indicated and inferred resources being announced for the zone in January 2008 (see table above). The initial results from this year’s program are very promising: hole 718 intersected 8.17 metres (true width) grading 16.3% zinc, 1.71% copper and 1.99 g/t gold, including a 5.6 -metre interval grading 20.11% zinc, 1.78% copper and 1.78 g/t gold. This is the highest grade intersection made so far at the Abajo zone. Holes 727 and 728 intersected also significant intervals at high grades, extending the zone.

Two drills will be utilized to meet the second objective. One drill will test an area northwest of the North Zone. Infill and step out holes will target this area of felsic volcanic rocks with the goal of finding additional mineralization and further discoveries along the trend of the mineralization that hosts the volcanogenic massive sulphide system at G-9. Lastly, the third drill will be employed to make further discoveries along a southwesterly trend between the North and Southwest Zones.

Nine holes drilled at the North zone have intersected significant intervals of massive sulphides, including the highest grades at Campo Morado to date: hole 709 encountered 11.95 metres (true width) grading 22.72% zinc, 2.39% copper and 2.66 g/t gold, including a 4.98 -metre interval grading 31.10% zinc,

MANAGEMENT’S DISCUSSION AND ANALYSIS NINE MONTHS ENDED MARCH 31, 2008

4.07% copper and 2.66 g/t gold, and hole 726 intersected 2.10 metres grading 40.32% zinc and 6.13% copper.

Holes 725 and 729, drilled northwest of the North zone resulted in the discovery of a new sulphide lens. This area, called the West Extension, is located closer to the current advance of the decline and provides an excellent opportunity for early development.

TABLE OF ASSAY RESULTS – G-9 DEPOSIT – MAY 2008

Drill Hole#	Zone		From (metres)	To (metres)	Interval (metres)	Estimated True Width (metres)	Au g/t	Ag g/t	Cu %	Pb %	Zn %
700	North		385.00	386.05	1.05	1.04	0.69	245	1.98	1.38	13.55
702	North		511.00	513.00	2.00	1.97	0.29	10	0.51	0.02	4.04
704			508.00	509.00	1.00	0.87	0.00	6	0.40	0.02	4.47
709	North		480.30	486.30	6.00	5.98	0.56	50	0.74	0.57	5.56
709			490.30	494.30	4.00	3.98	2.88	143	1.48	0.80	5.52
709			498.30	510.30	12.00	11.95	3.75	334	2.39	1.41	22.72
709		Incl	505.30	510.30	5.00	4.98	2.66	461	4.07	1.64	31.10
711	North		522.20	528.20	6.00	5.85	1.81	90	0.81	0.81	3.43
711			535.00	538.00	3.00	2.92	1.94	108	0.72	0.67	3.23
713	North		488.00	492.00	4.00	3.91	2.63	264	3.00	3.15	7.28
713			503.00	517.00	14.00	13.69	3.32	148	1.61	0.35	13.26
718	Abajo		407.25	416.00	8.75	8.17	1.99	167	1.71	0.75	16.30
718		Incl	410.00	416.00	6.00	5.60	1.78	159	1.78	0.36	20.11
719	North		495.00	532.10	37.10	34.64	3.83	168	1.55	0.36	11.54
721	North		562.20	564.20	2.00	1.93	4.66	225	0.43	1.66	4.90
722	North		545.50	556.50	11.00	10.52	2.52	98	0.56	0.80	2.74
722			598.50	600.50	2.00	1.91	3.24	130	0.40	1.17	5.61
725	West Extension		436.35	442.50	6.15	6.02	0.74	83	1.28	1.37	9.68
725	West Extension		462.80	486.15	23.35	22.84	1.40	97	1.48	1.31	12.70
725	West Extension	Incl	471.80	486.15	14.35	14.04	1.70	120	1.69	1.34	14.95
726	North		561.70	563.80	2.10	2.10	0.64	138	6.13	0.94	40.32
727	Abajo		404.60	417.60	13.00	12.93	4.23	213	1.57	4.97	10.01
728	Abajo		412.60	421.90	9.30	9.25	2.88	279	1.77	1.48	15.91
729	West Extension	Incl	457.40	496.40	39.00	38.52	1.59	114	1.19	0.82	10.76
729	West Extension	Incl	465.40	467.40	2.00	1.98	1.24	90	1.55	1.59	14.13
729	West Extension	Incl	471.40	475.40	4.00	3.95	2.54	126	1.73	1.78	17.78
729	West Extension	Incl	485.40	496.40	11.00	10.86	1.92	213	1.76	0.60	13.90

No significant intersections in holes 701, 703, 705-708, 710, 712, 717, 720, 723, 724 and 730. Holes 714-716 were drilled for engineering purposes outside of the G-9 area and were not assayed.

Progress of Underground Access Declines and Other Site and Infrastructure Preparations

Two 4.5 by 4.5 metre exploration declines – the main decline and the ventilation decline – are presently being excavated. The total length of the main decline will be approximately 1,395 metres. The ventilation decline is planned to be approximately 1,025 metres with an additional 740 metre ramp to the

MANAGEMENT’S DISCUSSION AND ANALYSIS NINE MONTHS ENDED MARCH 31, 2008

Southeast Zone. These lengths include crosscuts, muck bays or other excavations necessary to service the ramps. Decline development began in August 2006, and is scheduled for completion in the last quarter of fiscal 2008.

Through the retention of services from JDS Mining & Energy and Wabi Development Corporation, Farallon has been able to significantly improve productivity in the underground decline. Since the start of calendar 2008, advance rates of up to 6 metres per day have been achieved over a sustained period in each decline; however, poor ground conditions have, from time to time, hampered advancement rates. Farallon, JDS and Wabi are continuing to seek ways to improve on these results and plan for mitigation of poor ground conditions encountered in the future. Every effort, including the early purchase of additional mining equipment is being made to assist in these initiatives. Farallon and McIntosh Engineering will be investigating design changes to keep the project on track.

Mill construction began in January. Construction Contractors selected to date have mobilized and are increasing work force levels weekly to meet the construction schedule. Work on the tailings dam and water diversion earthworks is also proceeding with necessary environmental procedures being undertaken at this time.

The Company has received a Manifestacion de Impacto Ambiental or Environmental Impact Statement and a Cambio de Uso de Suelo (Change of use of Soil), the two permits necessary for power line development, from the Mexican Secretariat of Environmental and Natural Resources (Secretaría de Medio Ambiente y Recursos Naturales, or SEMARNAT). Construction of the power line is underway.

Work is progressing and the Company is on track to meet its target of beginning production in July 2008.

Community Engagement

Farallon invests technical expertise and resources to promote sustainable development in the region, focusing on the areas of infrastructure, health and education. Its programs are based on extensive socioeconomic studies and a well developed community engagement program. The Company is currently working with government and private training institutes to implement several education and training programs, with the objective of assisting people in the local communities to prepare for direct and indirect jobs related to mine development at G-9.

1.2.4 Activities during the fiscal quarter

The following activities occurred during the quarter ended March 31, 2008:

(i)	advancement of exploration and resource expansion objectives, including:

drilling of approximately 14,800 metres in 29 holes;

completion of updated resource estimates for Southeast, North, Abajo and replacement zones;

(ii)	advancement of the underground access decline to 938 metres and the ventilation crosscut to 962 metres;

(iii)	advancement of project planning and site preparation activities;

MANAGEMENT’S DISCUSSION AND ANALYSIS NINE MONTHS ENDED MARCH 31, 2008

(iv)

ongoing community engagement and implementation of education enhancement and training programs for employees, and members of local communities in preparation for direct and indirect employment associated with the project; and

(vi)	ongoing office and general management activities.

1.2.5 Legal

(a) Mineral Property Interests – Campo Morado

The Company’s 100%-owned Campo Morado ownership rights have been challenged and successfully defended in the legal courts of British Columbia, Nevada and Mexico. In 1996 and 1997, the Company was the defendant in various lawsuits relating to ownership of the Campo Morado property. Legal actions, heard in British Columbia and Nevada in 1998 and 1999 and 2001, were decided in the Company’s favour.

The Nevada action was concluded in favour of the Company in 2001 and a money judgment of $646,991 was obtained against the plaintiffs. The Company continues to seek the recovery of the default monetary judgement awarded in 2007, the claim value of which is in excess of US$1 million.

In the Mexican action, Farallon received notice from its Mexican legal counsel that on October 25, 2001, the Third District Court in Hermosillo, Sonora ruled in favour of Farallon and the other defendants. The Court found the plaintiff’s claim was without merit and ordered the plaintiff to pay Farallon’s costs. This ruling was appealed by the plaintiff, but it was upheld by Second Collegial Court for the Fifth Circuit in Sonora.

David Hermiston, one of the original plaintiffs, also launched criminal proceedings in Mexico in 1999 against the directors of the Company for breach of trust and fraudulent acts. In 2001, the Prosecutor General’s Office in Hermosillo, Mexico determined that there was no basis for a criminal action and that the case was unfounded. This ruling was appealed by Mr. Hermiston, but in November 2007, the Prosecutor General’s Office denied the appeal, concluding the criminal action.

On September 7, 2004, the Company was notified of a new lawsuit initiated by David Hermiston, making essentially the same allegations and seeking essentially the same remedies, as his previous lawsuits. In June 2007, the civil court in Mexico City dismissed the case and awarded costs to Farallon. In early August 2007, Mr. Hermiston appealed this judgment, but the appeal court in Mexico City dismissed the appeal. In March 2008, Hermiston filed an amparo in Mexico to have this ruling reviewed. The Company will take appropriate action to resolve this issue.

(b) Wiltz Investment S.A. vs Farallon Minera Mexicana S.A. de C.V.

In a writ filed in the Second District Court for the Fifth Circuit in Sonora on January 22, 2004, a Panamanian company, Wiltz Investment S.A. (“Wiltz”), alleges that it is owed 750,000 common shares of Farallon related to its alleged purchase of the Campo Morado rights from Minera Summit de Mexico S.A. de C.V. in 1998 and is consequently demanding the rescission of the option agreement between Minera Summit and Farallon dated October 15, 1995. The Company received legal notification of this writ on November 24, 2004. On November 6, 2007 the Company was advised by its legal representatives in Mexico that the Second District Court of the Fifth Circuit in Hermosillo had issued a ruling declaring that

MANAGEMENT’S DISCUSSION AND ANALYSIS NINE MONTHS ENDED MARCH 31, 2008

Wiltz had not proven its allegations under the civil action and that there was no justification to rescind the option agreement between Minera Summit and Farallon referenced above. Wiltz appealed the ruling, but the appeal was denied. Wiltz has filed an amparo in Mexico to have this ruling reviewed. The Company will take appropriate action to resolve this issue.

1.2.6 Market Trends

The zinc price averaged $1.47/lb in 2007, increasing from $0.48/lb in 2004. Zinc has averaged $1.09/lb over the first four months of calendar of 2008. Lead prices increased substantially to average $1.16/lb over the 2007 year from $0.60/lb in 2006. Lead prices have averaged $1.30/lb in 2008 to April 30.

Overall, copper prices have been increasing since late 2003 and averaged $3.22/lb in 2007. Prices have continued to be strong in 2008, averaging $3.60/lb to April 30. Forecasts suggest that there will be continued strong demand over the medium term, keeping prices above $2.50/lb, and growing demand over the longer term.

Gold prices have been increasing for more than three years. The gold price averaged approximately $695/oz in 2007. Prices have continued to be strong in 2008, averaging $922/oz to April 30. Gold prices are forecast to show continued strength over the medium to long term. The silver price has also increased since 2004, from an average of $6.69/oz in 2004 to $13.38 in 2007. Silver prices continue to follow gold, averaging US$17.58/oz over the first four months of 2008.

The Company continues to monitor long term metal price forecasts in its ongoing evaluation of the development potential of the Campo Morado Project.

MANAGEMENT’S DISCUSSION AND ANALYSIS NINE MONTHS ENDED MARCH 31, 2008

1.3 Selected Annual Information

The following selected annual information is derived from the Company's audited financial statements for the years ended June 30, 2007, 2006, and 2005 and is prepared in accordance with Canadian generally accepted accounting principles and is expressed in thousands of United States Dollars, except per-share figures and number of shares:

	As at and for the year ended June 30
	2007	2006	2005
Current assets	$62,277	$6,251	$14,649
Mineral properties	8,963	8,963	8,963
Other assets	4,633	302	384
Total assets	75,873	15,516	23,996

Current liabilities	4,488	684	722
Other liabilities	51	–	–
Shareholders’ equity	71,334	14,832	23,274
Total liabilities and shareholders’ equity	75,873	15,516	23,996

Working capital	57,789	5,567	13,927

Expenses (income)
Exploration	14,651	8,977	8,752
Conference and travel	583	416	207
Foreign exchange	(3,670)	(813)	(19)
Interest expense	5	7	–
Interest and other income	(1,533)	(313)	(269)
Legal, accounting and audit	1,755	858	1,242
Office and administration	2,248	1,628	1,128
Shareholder communications	320	663	621
Stock-based compensation - exploration	905	387	366
Stock-based compensation - office and administration	1,597	647	406
Loss before the under noted	16,861	12,457	12,434
Gain on sale of equipment	–	–	(3)
Loss for the year	16,861	12,457	12,431

Basic and diluted loss per share	$0.10	$0.12	$0.15

Weighted average number of
common shares outstanding	172,363,147	102,328,852	80,437,034

MANAGEMENT’S DISCUSSION AND ANALYSIS NINE MONTHS ENDED MARCH 31, 2008

1.4 Summary of Quarterly Results

The following financial data has been prepared in accordance with Canadian generally accepted accounting principles and is presented in thousands of United States Dollars, except per-share figures and number of shares. Small differences arise from rounding.

	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30
	2008	2007	2007	2007	2007	2006	2006	2006
Current assets	$44,160	$33,776	$54,819	$62,277	$66,433	$20,031	$2,264	$6,251
Mineral properties	8,963	8,963	8,963	8,963	8,963	8,963	8,963	8,963
Other assets	11,006	9,081	5,266	4,633	915	924	867	302
Total assets	64,129	51,820	69,047	75,873	76,311	29,918	12,094	15,516

Current liabilities	12,110	6,732	4,002	4,488	1,125	864	897	684
Other liabilities	1,185	580	51	51	–	–	–	–
Shareholders’ equity	50,834	44,508	64,994	71,334	75,186	29,054	11,197	14,832
Total liabilities and equity	64,129	51,820	69,047	75,873	76,311	29,918	12,094	15,516

Working capital	32,000	27,044	50,817	57,789	65,308	19,167	1,367	5,567

Expenses (income)
Exploration	21,538	18,367	10,073	6,670	3,421	1,829	2,731	2,332
Conference and travel	230	228	116	125	115	234	109	125
Foreign exchange loss (gain)	(138)	(358)	(1,711)	(3,602)	(287)	221	(1)	(41)
Interest income	(252)	(340)	(575)	(676)	(767)	(55)	(35)	(83)
Legal, accounting and audit	797	926	262	571	367	528	289	350
Office and administration	1,625	1,656	742	743	533	493	483	344
Shareholder communications	137	171	64	93	58	111	58	51
Stock-based compensation	683	688	189	1,944	142	465	(49)	458
Tax	–	(162)	162	–	–	–	–	–
Loss for the period	24,620	21,176	9,322	5,868	3,582	3,826	3,585	3,536

Basic and diluted loss per
share	$0.08	$0.07	$0.03	$0.02	$0.02	$0.03	$0.03	$0.03

Weighted average number
of common shares
outstanding (thousands)	323,791	289,705	287,444	284,608	180,646	119,776	105,822	105,294

MANAGEMENT’S DISCUSSION AND ANALYSIS NINE MONTHS ENDED MARCH 31, 2008

1.5 Results of Operations

Loss for the nine months ended March 31, 2008 increased to $55,118,323 from $10,993,396 in the same period of the previous fiscal year. The increase is due principally to increased exploration and development activities at the Campo Morado property with the ongoing development at the Company’s G-9 deposit.

Expenses, excluding stock-based compensation, foreign exchange, interest income increased to $56,931,257 from $11,360,541 in the same period of the previous fiscal year.

Exploration expenses for the nine months ended March 31, 2008, excluding stock-based compensation, increased to $49,977,059 compared to $7,981,624 in the nine months ended March 31, 2007. The main exploration expenditures incurred during the period were drilling (2008 – $3,267,922; 2007 –$1,518,013), engineering (2008 – $36,553; 2007 – $1,575,624); geological (2008 – $697,435; 2007 –$889,411), site activities (2008 – $3,868,267; 2007 – $1,455,260), and G-9 expenditures (2008 –$39,093,340; 2007 – $2,061,777). The Company is currently focused on the development of a mine on the G-9 deposit (“G-9 mine”) with the majority of expenditures being incurred on the underground mine, the access road, tailing facilities and development of the process plant. The Company has in addition paid approximately $20.3 million to vendors in advance for the supply of goods and services for the project which have been recorded as construction advance payments. Exploration expenditures during the period were also focused on resource expansion objectives (refer 1.2.4) .

Interest income increased to $1,167,104 for the period ended March 31, 2008 from $856,386 in the nine months ended March 31, 2007 due to higher average cash balances held by the Company compared to the prior year.

Legal, accounting and audit expenses increased to $1,984,813 from $1,184,057 for the nine months ended March 31, 2008 due to significant legal expenditures being incurred in resolving the outstanding litigation matters and the Rothschild debt financing agreement. Office and administration costs increased to $4,004,207 from $1,504,094 in the comparable period for fiscal 2007 due mainly to an increase in the number of personnel required to support the development of G-9.

Foreign exchange gain increased to $2,207,535 for the nine months ended March 31, 2008 compared to an exchange gain of $68,446 in the same period in the 2007 fiscal year, due to the Canadian dollar appreciating vis-à-vis the US dollar. The Company currently holds most of its funds in Canadian dollars.

Loss for the quarter ended March 31, 2008, increased to $24,620,352 from $3,582,683 in the comparable quarter of the prior year due to increased exploration and G-9 mine expenditures, legal costs, and office and administration expenses. The Company however, recorded lower exchange gains of (2008 –$138,478; 2007 – $287,316) and earned less interest income (2008 – $252,103; 2007 – $766,815) in the quarter due to less Canadian denominated funds being held. Exploration expenses for the current quarter ended March 31, 2008, increased $21,538,224 from $3,421,276 in the same quarter of the prior year. This was due to the increase in G-9 mine development activities at Campo Morado.

MANAGEMENT’S DISCUSSION AND ANALYSIS NINE MONTHS ENDED MARCH 31, 2008

1.6 Liquidity

Historically the Company's sole source of funding has been the issuance of equity securities for cash, to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to public offering of equity securities, private placement financings, and the exercise of warrants and options. The Company's access to exploration financing when the financing is not transaction specific is always uncertain. There can be no assurance of continued access to significant equity funding. The Company's ability to raise additional funds can be impacted by future exploration results, mine development changes, changes in metal prices or market conditions.

At March 31, 2008, the Company had working capital of approximately $32.0 million and $15.9 million in cash and equivalents. The Company’s cash and equivalents are invested in business and current accounts with Scotiabank, and which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments. This together with the equity financings completed in January 2008 (refer 1.2.2) and the planned debt financing described in 1.7 is sufficient to fund its known commitments and operating plans over the balance of the fiscal year ending June 30, 2008.

Private placement financing, January 2008

In January 2008, the Company completed a private placement financing of 8,214,286 common shares at Cdn$0.70 per share for gross proceeds of approximately $5.8 million. The Company incurred share issue costs of approximately $345,000 for net proceeds of approximately $5.5 million.

Equity financing, January 2008

In January 2008, the Company completed a public offering of 30,652,000 common shares at Cdn$0.70 per share for gross proceeds of $21.4 million (Cdn$21.5 million). The Company paid the agents a commission of $2.2 million (Cdn$2.1 million) and all of the agents’ expenses. The agents also received 1,839,120 compensation options (“warrants”), with each warrant exercisable into one common share in Farallon at an exercise price of Cdn$0.70 per share until January 15, 2010. The warrants have been recorded at an estimated fair value of $419,000 (using expected volatility of 65%, risk free interest rate of 4%, dividends of nil, and expected remaining life of approximately 2 years).

1.7 Capital Resources

At March 31, 2008, Farallon had working capital of approximately $32.0 million, as compared to $27.0 million at December 31, 2007 and $57.8 million at June 30, 2007. The Company has no long term debt.

The Company has appointed NM Rothschild & Sons Limited ("Rothschild") as the lead arranger for the debt financing package for the development of the G-9 deposit at the Company’s Campo Morado project. The package comprises an initial $20 million bridge facility to be followed by a refinancing and development (“Term”) facility of $70 million. The bridge facility will be used to finance a portion of the cost to acquire mining and processing equipment. The Refinance and Development Facility will be used to repay the Bridge Facility, and to finance the remaining construction activities for the mine and processing facilities of the Project.

MANAGEMENT’S DISCUSSION AND ANALYSIS NINE MONTHS ENDED MARCH 31, 2008

In April 2008, Societe Generale joined Rothschild and Paradigm Capital Inc. in the Bridge Facility, increasing funds available under the Bridge Facility up to $30 million, subject to execution of definitive documentation in the ordinary course. The transaction with Societe Generale involves conventional financing terms and conditions and a 250,000 warrant equity component, which is subject to TSX approval.

The first drawdown of the Bridge Facility, totalling US$5 million, was made during the quarter and further drawdowns are anticipated over the coming weeks and months. Work continues on the arrangement of the Refinance and Development Facility.

The Company currently has no long term debt, capital lease obligations, operating leases or any other long term obligations, other than maintenance payments on the mineral properties and routine office leases. At March 31, 2008, the Company had 336.0 million common shares issued and outstanding.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

Hunter Dickinson Inc. (“HDI”) is a private company owned equally by eight public companies, one of which is Farallon, and has certain directors in common with the Company. HDI and its subsidiary, Prestadora de Servicios Campo Morado, SA de CV are private companies with certain directors in common with the Company, that provide technical, geological, corporate development, administrative and management services to, and incur third party costs on behalf of, the Company on a full cost recovery basis.

During the period ended March 31, 2008, the Company paid HDI $7,865,728 for these services, as compared to $3,432,694 in the comparable period of fiscal 2007. This increase is due to the additional services provided by HDI associated with the G-9 mine development activity as described in 1.2.4.

1.10 Fourth Quarter

Not applicable.

1.11 Proposed Transactions

There are no proposed assets or business acquisitions or dispositions, other than those in the ordinary course, which are before the board of directors for consideration.

The Company is currently in the process of finalizing in the normal course a debt financing agreement as described in 1.7 Capital Resources.

MANAGEMENT’S DISCUSSION AND ANALYSIS NINE MONTHS ENDED MARCH 31, 2008

1.12 Critical Accounting Estimates

The Company's accounting policies follow the same accounting policies and methods of application as presented in note 3 of the audited consolidated financial statements for the year ended June 30, 2007, and as presented in changes in accounting policies item 1.13 and note 2 of the consolidated financial statements for the period ended December 31, 2007. The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  the estimation of mineral resources and reserves,
  the carrying values of mineral properties,
  the carrying values of buildings and equipment,
  the estimation of asset retirement obligations, and
  the measurement of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operations.

Mineral resources and reserves, and the carrying values of mineral properties, and of buildings and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the resources and reserves determined which in turn could have a material effect on the carrying value of mineral property interests, and buildings and equipment.

The carrying value of mineral properties is also dependant on the valuation used for the common shares and warrants of the Company issued for the acquisition of mineral properties. The value of the common shares issued is the price of the common shares of the Company at the date of issuance to effect the acquisition. The Company uses the Black-Scholes pricing model to estimate a value for the warrants issued upon the acquisition of a property. This model, and other models which are used to value options and warrants, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the carrying value initially recorded for mineral properties.

Site restoration costs (asset retirement obligations)

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and on applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

MANAGEMENT’S DISCUSSION AND ANALYSIS NINE MONTHS ENDED MARCH 31, 2008

The Company grants share purchase options to directors, employees, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13 Changes in Accounting Policies including Initial Adoption

The CICA issued Section 3855, Financial Instruments –Recognition and Measurement, Section 3861, “Financial Instruments – Disclosure and Presentation”, Section 3865, “Hedges”, and Section 1530, “Comprehensive Income”, all applicable to the Company for annual or interim accounting periods beginning on July 1, 2007.

Section 3855 requires all financial assets, financial liabilities and non-financial derivatives to be recognized on the balance sheet and measured based on specified categories. Section 3861 identifies and details information to be disclosed in the financial statements.

Section 3865 sets out when hedge accounting can be applied and builds on existing Canadian GAAP guidance by specifying how hedge accounting is applied and disclosed.

Section 1530 introduces new standards for the presentation and disclosure of the components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.

The CICA also issued Section 1506, Accounting Changes, which revises the current standards on changes in accounting policy, estimates or errors as follows: voluntary changes in accounting policy are allowed only when they result in financial statements that provide reliable and more relevant information; changes in accounting policy are to be applied retrospectively unless doing so is impracticable; changes in estimates are to be recorded prospectively; and prior period adjustments are to be corrected retrospectively. In addition, this standard calls for enhanced disclosure about the effects of changes in accounting policies, estimates and errors on the financial statements.

1.14 Financial Instruments and Other Instruments

The carrying amounts of cash and equivalents, amounts receivable and prepaids, and accounts payable and accrued liabilities approximate their fair values due to their short-term nature. It is not practicable to determine the fair values of amounts receivable due from to related parties due to the related party nature of such amounts and the absence of a secondary market for such instruments.

1.15 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Information Form, is available on SEDAR at www.sedar.com.

1.15.1 Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable. The Company is not a Venture Issuer.

MANAGEMENT’S DISCUSSION AND ANALYSIS NINE MONTHS ENDED MARCH 31, 2008

1.15.2 Disclosure of Outstanding Share Data

The following details the share capital structure as of the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

Common shares				336,606,604
	Expiry
Share purchase options	March 31, 2009	Cdn$ 0.80	899,000
	March 31, 2009	Cdn$ 0.89	40,000
	March 31, 2009	Cdn$ 0.63	555,250
	May 31, 2009	Cdn$ 0.63	50,000
	August 24, 2009	Cdn$ 0.63	1,207,500
	March 31, 2011	Cdn$ 1.00	2,450,000
	March 31, 2012	Cdn$ 0.63	3,770,000
	December 31, 2012	Cdn$ 0.70	1,275,000
	January 16, 2013	Cdn$ 0.67	300,000
	February 19, 2013	Cdn$ 0.79	150,000
	February 21, 2013	Cdn$ 0.78	725,000	11,421,750

Warrants	November 17, 2008	Cdn$ 0.60	7,715,850
	December 21, 2008	Cdn$ 0.50	8,502,000
	December 21, 2008	Cdn$ 0.70	68,908,699
	January 15, 2010	Cdn$ 0.70	1,839,120
	April 12, 2012	Cdn$ 0.50	2,000,000	88,965,669

1.15.3 Internal Controls over Financial Reporting and Disclosure Controls

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no changes in the Company’s internal control over financial reporting during the period ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the period ended March 31, 2008 that could significantly affect disclosure controls subsequent to the date the Company carried out its evaluation.

MANAGEMENT’S DISCUSSION AND ANALYSIS NINE MONTHS ENDED MARCH 31, 2008

Cautionary Comments

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Company’s projects. Certain of the mineralized material at the Company’s projects is currently classified as an inferred resource. Readers are cautioned that no part of the Company’s projects' mineralization is considered to be a reserve under US Securities and Exchange Commission reporting standards. For US Securities and Exchange Commission reporting standards, full feasibility studies would be required, which would likely require additional drilling and metallurgical studies, supplementary process tests and other engineering and geologic work. Additionally, all necessary mining permits are required in order to classify the projects' mineralized material as an economically exploitable reserve. There can be no assurance that any of this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Final feasibility work has not been done to confirm the mine design, mining methods and processing methods assumed by the Company. Future feasibility studies could determine that the assumed mine designs, mining methods and processing methods are not correct. Construction and operation of mines and processing facilities also depend on securing environmental and other permits on a timely basis. There can be no assurance that all permits required can be secured or secured on a timely basis.

A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the Company’s projects. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental obligations, and the accommodation of local and community concerns.

The Company is in the process of arranging a debt financing package for the development and construction of the G-9 mine at Campo Morado. There can be no assurance that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows.

The economics of the Company’s projects are sensitive to changes in commodity prices, the Canadian Dollar, the US Dollar and the Mexican Peso exchange rates. These have been subject to large fluctuations in the past several years.

The Company’s consolidated financial statements have been prepared assuming the Company will continue on a going concern basis, but there can be no assurance that the Company will continue as a going concern. At March 31, 2008, The Company had working capital of approximately $32.0 million. These funds together with the subsequent equity financings and the planned debt financing may not be sufficient to meet its planned business objectives and project advancement of the G-9 deposit on its Campo Morado Property. Management recognizes that the Company may need to generate additional financial resources in order to meet its planned business objectives. There can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and/or its exploration and development activities. Furthermore, failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.